UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13906

FG GROUP HOLDINGS INC.*

(Exact name of registrant as specified in its charter)

5960 Fairview Road, Suite 275

Charlotte, NC 28210

(704) 994-8279

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒

Rule 12g-4(a)(2) ☐

Rule 12h-3(b)(1)(i) ☒

Rule 12h-3(b)(1)(ii) ☐

Rule 15d-6 ☐

Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: One*

* On February 29, 2024, pursuant to the terms of a Plan of Merger, dated as of January 3, 2024 (the “Merger Agreement”), by and among FG Group Holdings, Inc., a Nevada corporation (“FGH”), FG Financial Group, Inc., a Nevada corporation (“FGF”), and FG Group LLC, a Nevada limited liability company and a wholly owned subsidiary of FGF (“Merger Sub”), FGH merged with and into Merger Sub, with Merger Sub surviving the merger as a wholly owned subsidiary of FGF (the “Merger”), at which time the Company’s equity securities ceased to be publicly traded.

Pursuant to the requirements of the Securities Exchange Act of 1934, FG Group Holdings Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 14, 2024	By:	/s/ Mark D. Roberson
Mark D. Roberson
Chief Executive Officer